Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Balance Sheet (Unaudited)
                   March 31, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Receivables:
Associated companies	3,688
Other	2,100
Notes receivable from associated companies	43,668
Material and supplies	555
Prepayments and other	2,414
52,425

PROPERTY, PLANT AND EQUIPMENT:
In service	204,099
Less: Accumulated provision for depreciation	34,182
169,917
Construction work in progress	-
169,917

INVESTMENTS:
Other	42,027
42,027

DEFERRED CHARGES:
Goodwill	67
Other	2,779
2,846

TOTAL ASSETS	$267,215

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$3,675
Notes payable to associated companies	938
Accounts payable
Other	446
Associated companies	288
Accrued taxes	1,159
Accrued interest	715
Other	-
7,221

CAPITALIZATION:
Common stockholder’s equity	110,676
Long-term debt	134,006
244,682

DEFERRED CREDITS:
Accumulated deferred income taxes	9,117
Other	6,195
15,312

TOTAL LIABILITIES & CAPITALIZATION	$267,215

          Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Statement of Operations (Unaudited)
(In Thousands)

Three Months
Ended
March 31, 2005

REVENUES	$10,942

EXPENSES:

Fuel expense	1,244
Other operating expenses	4,476
Provision for depreciation and amortization	2,557
General taxes	62
Total expenses	8,339

INCOME BEFORE INTEREST & INCOME TAXES	2,603

NET INTEREST CHARGES:

Interest expenses	2,201
Capitalized interest	-
Net interest charges	2,201

INCOME TAXES	172

NET INCOME	$230